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Exhibit 99.8

February 28, 2002
Trading Symbol: DBSH:OTCBB

MANAGEMENT APPOINTMENTS

President and CEO Alan Lindsay of DBS Holdings Inc. (DBSH:OTCBB) is pleased to announce the appointments of Dr. Tom Troczynski, P.Eng. as Vice President Coatings Technology to DBS and Mr. Arc W. Rajtar, M.Eng. (Mech.) as Vice President Operations to MIVI Technologies, the operating subsidiary of DBS.

Dr. Tom Troczynski received a PhD degree and a Post-Doctoral Fellowship in Materials Science and Engineering (ceramics) at McMaster University (Hamilton, Ont.). He acquired industrial experience as a Director of Research & Development at Electrofuel Mfg. Co. in Toronto, Ont. before joining the Metals and Materials Engineering Dept. at the University of British Columbia (UBC) in 1991. He founded and currently heads UBCeram, the largest ceramics research group in Canada. UBCeram is involved in a wide range of ceramics research, co-supported by government, academia and industrial partners across North America, Europe and Asia. Research programs at UBCeram focus on ceramic coatings, sol-gel processing of ceramics, photocatalytic ceramics, refractories and bioceramics. The bioceramics program develops thin sol-gel films of bioactive hydroxyapatite as well as biocompatible titanium oxide coatings on metallic substrates engineered for implants and stents. Thick, porous resorbable calcium phosphate films and ceramic-biopolymers are also being developed for drug delivery purposes.

Dr. Troczynski has over 20 years of experience in Materials Engineering and has authored or co-authored over 150 journal and other publications. Intellectual property includes 6 patents (3 awarded and 3 pending).

As VP of Coatings Technology, Dr.Troczynski will over-see the collaborative research between UBC and DBS. Dr. Troczynski will direct the company's next generation thin film coated stent program. This coating is expected to over-come the limitations of existing bare stent designs and significantly reduce the occurence of restenosis. (Restenosis is a recurrence of arterial blockage after angioplasty procedures.)

Dr. Troczynski will direct additional research into using the thin film coat as a platform for developing drug-eluting, thick coatings that could be applied to a broad range of medical conditions.

Mr. Arc Rajtar holds a Masters degree in Mechanical Engineering from the Technical University of Gdansk, Poland and has pursued MBA courses at the Royal Melbourne Institute of Technology in Melbourne, Australia. He is a Chartered Engineer with The Institution of Engineers, Australia and an Adjunct Professor at The University of British Columbia, Canada.

Mr. Rajtar has benefited from 30 years of executive experience with Fiat, Toyota, Spectrum Signal Processing Inc. and NetLogix Information Technologies Inc. He was most recently President-Partner of Quexx International Ltd., a management consulting company that specializes in business process engineering, business development, strategic planning, and quality management systems. Arc has assisted over 20 companies in successful ISO 9001 certifications of their quality systems and brings proven management and administration skills. He has extensive experience with advanced technologies in the fields of operations, quality assurance, logistics and business development.

Mr. Rajtar's mandate as VP of Operations is to guide MIVI Technologies to the formal ISO 9001 and ISO 13485 certification of quality systems and, subsequently, to Conformite Europeenne ("European Conformity") CE Mark approval for the MIVI Stent, projected in 2002. His key areas of responsibility include operations, logistics, engineering, quality assurance and regulatory affairs.

DBS Holdings Inc., through its subsidiaries, is a bio-medical development company that has manufactured a laser cut coronary stent, which is being further designed and engineered as a stent based drug-delivery platform.